1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

May 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Brittany Ebbertt

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 16, 2023

File No. 000-24435

Dear Ms. Collins and Ms. Ebbertt:

On behalf of MicroStrategy Incorporated (“MicroStrategy”), I am responding to the comment contained in the letter dated May 8, 2023 from the staff of the Securities and Exchange Commission (the “Commission”) to Andrew Kang, Senior Executive Vice President & Chief Financial Officer of MicroStrategy, relating to MicroStrategy’s Form 10-K for the fiscal year ended December 31, 2022.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements

Note 4. Digital Assets, page 88

Comment:

1.

We note your response to prior comment 3 and your revised disclosures in your recent Form 10-Q filing where you included the market value at quarter end of bitcoin pledged as collateral. Please also revise your financial statement footnotes disclosures to provide the dollar amount of bitcoin included in your digital asset balance sheet line item at period end that is pledged as collateral.

Response:

MicroStrategy will revise its digital assets footnote disclosure in future filings to include disclosure of the dollar amount (i.e., the carrying value) of bitcoin included in the “Digital assets” balance sheet line item at period end that is pledged as collateral.

* * * * *

In connection with responding to the staff’s comment, MicroStrategy acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

We hope you find that this response answers the staff’s questions, but please contact the undersigned at (571) 491-5247 if you have any further questions or would like to discuss our response.

Very truly yours,

/s/ Andrew Kang

Andrew Kang
Senior Executive Vice President & Chief Financial Officer

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